Exhibit 99.3

OPTION AGREEMENT
AKANDA CORP. 2021 EQUITY INCENTIVE PLAN

Optionee:
(name)

(address)

(email)

Grant:	Maximum Number of Common Shares Subject to Option (the "Option Shares")

Type of Grant:	☐ Incentive Stock Options ☐ Non-Incentive Stock Options

Option Exercise Price:	$_____________ per Option Share

Date of Grant:	______________, 20___

Vesting Schedule:	___________________________________

Expiry Date:	______________, 20___.

This Option Agreement is made under and is subject in all respects to the Akanda Corp. 2021 Equity Incentive Plan (the "Plan") (as the same may be supplemented and amended from time to time). In the event of any inconsistency between the terms of this Option Agreement and the Plan, the terms of the Plan will prevail. Capitalized terms used in this Option Agreement and not otherwise defined will have the meanings attributed to those terms in the Plan.

The Optionee acknowledges receipt of a copy of the Plan, a copy of which is delivered concurrently with this Option Agreement, and the Optionee is deemed to have notice of and to be bound by all of the terms and provisions of the Plan (as supplemented and amended), as if the Plan was set forth in full herein.

This Option Agreement evidences that the Optionee named above is entitled, subject to and in accordance with the Plan, to purchase up to but not more than the maximum number of Common Shares set out above at the option exercise price set out above upon delivery of: (i) an exercise form substantially in the form attached hereto as Schedule "A"; and (ii) a certified cheque, bank draft or wire transfer for the aggregate exercise price.

This Option may not be transferred in any manner other than in accordance with the Plan, and may be exercised during the lifetime of the Optionee only by, or for the benefit of, the Optionee. The terms of this Option will be binding upon the executors, administrators, heirs, successors, and assigns of the Optionee.

This Option may not be exercised if the issuance of Common Shares upon such exercise would constitute a violation of any applicable securities or other law or valid regulation. The Optionee, as a condition to his, her or its exercise of this Option, represents to the Corporation that the Common Shares that he, she, or it acquires under this Option are being acquired for investment and not with a present view to distribution or resale, unless counsel for the Corporation is then of the opinion that such a representation is not required under applicable securities laws, regulations, or any other law or valid rule of any governmental agency.

The Plan and each Option will be subject to the requirement that, if at any time the board of directors of the Corporation determines that the listing, registration or qualification of the Common Shares subject to such Option upon any securities exchange or under any provincial, state or federal law, or the consent or approval of any governmental body, securities exchange, or the holders of the Common Shares generally, is necessary or desirable, as a condition of, or in connection with, the granting of such Option or the issue or purchase of Common Shares thereunder, no such Option may be granted or exercised in whole or in part unless such listing, registration, qualification, consent or approval will have been affected or obtained free of any conditions not acceptable to the Board.

As a condition to the issuance of Common Shares under this Option, the Optionee: (a) authorizes the Corporation to withhold, in accordance with applicable law, any taxes of any kind required to be withheld by the Corporation under applicable law as a result of the Optionee’s exercise of this Option ("Withholding Taxes") from payments of any kind otherwise due to the Optionee; and (b) agrees, if requested by the Corporation, to remit to the Corporation at the time of exercise of this Option amounts necessary to pay any Withholding Taxes.

The Optionee acknowledges having had the opportunity to consider and to seek independent legal advice with respect to the Plan and the regulations and related documents, including the Option Agreement. This Option Agreement is not effective until signed on behalf of Akanda Corp. and accepted by the Optionee.

Dated: ______________________, 20___.

AKANDA CORP.

By:

Accepted: __________________, 20___	Signed:

Witness (If Optionee is an Individual)	Print the name of Optionee

Print Name of Witness	If Optionee is a corporation, print name and title of Authorized Signing Officer

Schedule "A"

NOTICE OF EXERCISE

AKANDA CORP. 2021 EQUITY INCENTIVE PLAN

To Exercise the Option, Complete and Return this Form

Capitalized terms used herein and not otherwise defined will have the meanings attributed to those terms in the Akanda Corp. 2021 Equity Incentive Plan (the "Plan") (as the same may be supplemented and amended from time to time). All Common Shares acquired pursuant to an Option Agreement, will be acquired in accordance with the terms, provisions, and conditions of the Plan and the Option Agreement.

The undersigned Optionee or his, her or its legal representative(s) permitted under the Plan hereby notify the Corporation of the election to exercise certain options as set forth below:

(a)	Optionee Name:
(b)	Optionee Address:
(c)	Number of Options to be Exercised:
(d)	Option Exercise Price per Common Share:
(e)	Aggregate Purchase Price ( (c) times (d) ):

and also tenders a certified cheque, bank draft or wire transfer for such aggregate exercise price.

Dated:	Signed:

Witness (If Optionee is an Individual)	Print the name of Optionee

Print Name of Witness	If Optionee is a corporation, print name and title of Authorized Signing Officer